Exhibit 99.77C

NRM Investment Company

File # 811-02995
Attachment to Item 77 C
Matters Submitted to Shareholders

The following items were submitted to the Company’s shareholders at their annual meeting on December 15, 2011:

Election of Directors

The Board of Directors as previously reported to the Commission was unanimously elected by the votes of all shareholders present.

Investment Advisor Retained

The board as ratified by the shareholders resolved to employ the Company’s existing advisor, Haverford Financial Services, as the Company’s investment adviser for the calendar year 2012.